# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### 20 September 2017

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

## Oasis Midstream Partners LP

### File No. 333-217976 -- CF# 35176

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Oasis Midstream Partners LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 12, 2017, as amended May 17, 2017.

Based on representations by Oasis Midstream Partners LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.3 | through May 17, 2027 |
| Exhibit 10.4 | through May 17, 2027 |
| Exhibit 10.5 | through May 17, 2027 |
| Exhibit 10.6 | through May 17, 2027 |
| Exhibit 10.7 | through May 17, 2027 |
| Exhibit 10.8 | through May 17, 2027 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary